EXHIBIT (b)(2)

MCG Capital Corporation	Nick C. Krawczyk
1100 Wilson Boulevard	Managing Director
Suite 800	703-247-7552
Arlington, VA 22209	nkrawczyk@mcgcapital.com
(703) 247-7500
(703) 247-7506 (FAX)
www.mcgcapital.com

July 16, 2002

Mr. Fran La Maina
President & COO
Dick Clark Productions, Inc.
3003 West Olive Ave.
Burbank, CA 91505

Dear Mr. La Maina,

MCG Capital Corporation is pleased to provide Dick Clark Productions, Inc. with a commitment for a $15 million senior secured subordinated term loan. This loan is subject to the attached Term Sheet.

This commitment expires July 31, 2002.

Sincerely,

/S/ NICK C. KRAWCZYK

Nick C. Krawczyk
Managing Director

cc: D. Stern

Enc.

Dick Clark Productions, Inc.
MCG Capital Corporation Term Sheet

Description of the Credit Facility

Borrower:	dick clark productions, inc. and all subsidiaries will be co-makers under the facility.

Facility:	5 1/2 Year Senior Secured Subordinated Term Loan.

Amount:	$15 million fully funded at closing.

Lender:	MCG Capital Corporation and its assigns.

Use of Proceeds:	Acquisition of the Stock of dick clark productions, inc.

Amortization:	The principal amount of the loan will be due in full at maturity.

Final Maturity:	December 31, 2007

Structuring Fee:	$187,500 earned upon issuance of a commitment substantially consistent with this Term Sheet and payable at closing.

Commitment Fee:	$150,000 payable at closing.

Interest Rate:	18.25% fixed.

Interest payable on a current basis will be 10.75% per annum payable at the end of each calendar quarter. Borrower will pay “Payment in Kind-PIK” interest of 7.5% per annum, compounded quarterly, payable in full on or before October 31, 2007. There will be an annual sweep of 25% of the excess cash flow in accord with the JPMorgan Term Sheet and used to reduce accrued PIK interest for each of the fiscal years ending June 30, 2004 through June 30, 2007.

Dick Clark Productions, Inc.

Additional Compensation:
Lender will also receive warrants exercisable into 5% of the stock of the Borrower on a fully diluted basis. The warrants will have a zero-strike price. The warrants will be governed by a separate Warrant Agreement and will include provisions described in the following paragraph.

The warrants and warrant shares will contain among other rights, (1) anti-dilution protection (including possible issuances associated settlement of the restaurant bridge loan) excluding dilution from employee stock option plans for up to 16% of the company, (2) tag along rights in connection with change of control transactions or sale by CDP Capital of a majority of its entire interest, (3) drag along rights (for the benefit of the CDP Capital shareholders) in connection with complete sale of the Borrower, (4) preemptive rights and (5) after completion of a qualified initial public offering, periodic demand and incidental registration rights. The warrants will have a term of 9 years. The warrants and warrant shares will be freely transferable, subject to a concurrent right of first offer in favor of the Borrower. The warrants will contain a Put requiring the Borrower to repurchase the warrants from the holder, through cash consideration, at fair market value without consideration to discounts associated with minority interest or lack of liquidity. The Put will be exercisable at and after maturity and earlier if any event of default, change in control, or in the event of prepayment of substantially all of the loan. Any proceeds of a Put will be net of any unpaid exercise price. If a qualifying IPO occurs with the Lender having freely transferable shares after the lock-up period, then Lender’s right to Put shall terminate.

Security:
•     Perfected second priority security interest in all the intangible (including but not limited to licenses, trademarks, network agreements, royalty agreements, distribution agreements, software, copyrights and databases, but excluding the restaurant assets), personal property (including physical elements of the television shows) and real property assets of the Borrower now owned or hereafter acquired. This security interest will be junior only to the senior bank credit facility. MCG acknowledges that dick clark productions, inc. will use its best efforts to amend the contracts to provide for security interest after completing this transaction.

MCG Capital Corporation

Dick Clark Productions, Inc.

• Secondary pledge of the stock of the Borrower and all its subsidiaries.

Additional Terms and Conditions

Operating Covenants:	Maximum aggregate development costs of $750,000 per fiscal year, and maximum individual development costs of $100,000

Maximum investment or advance to acquire product in the ordinary course of business of $750,000 per product (maximum number of products TBD)

Maximum Capital Expenditures of $400,000 per fiscal year

License fees from the first broadcast cycle of television program shall be at least equal to production costs thereof

Maximum aggregate SG&A, including management fees and bonuses, of $9 million for fiscal year ending June 30, 2002 and 110% of the immediately preceding fiscal year

Maximum Capitalized Programming Obligations (TBD)

Financial Covenants:	To be determined in accord with senior lender

Prepayment:	The loan may be prepaid at any time subject to payment of any accrued but unpaid interest and payment of success fees of 10% in year one, 4% in year two, and 2% in year three.

Default Interest Rate:	Defaults may result in a 3% increase in the interest rate subsequent to reasonable cure periods.

Late Payment Fee:	Borrower will pay a fee of 5% on any late payments.

Events of Default:	The loan documents will include customary Defaults and Events of Default for commercial transactions of this nature.

MCG Capital Corporation

Dick Clark Productions, Inc.

Financial Reporting:
The Borrower will be required to submit quarterly consolidated financial statements, prepared in accordance with GAAP, including schedules for individual divisions, subsidiaries and television shows within 45 days of each quarter end and annual consolidated financial statements with consolidating schedules within 90 days of fiscal year end. Borrower will exercise its audit rights of any third party license, partnership or joint venture. The Borrower will provide a Covenant Compliance Certificate on a quarterly basis setting forth the covenant calculations signed by the Chairman, Chief Executive Officer, or Chief Financial Officer of the Borrower. The annual financial statements will be audited by an accounting firm reasonably acceptable to MCG. Borrower will provide a copy of its annual budgets prior to the beginning of each fiscal year and other information as reasonably requested. The management team of the Borrower will host an annual meeting with the Lender to review financial and operating results.

Capitalization:
At the time of closing, Borrower will have obtained senior debt on similar terms and conditions as outlined in the JPMorgan Term Sheet and equity funding in amounts and on terms and conditions reasonably acceptable to Lender.

Interest Rate Protection:	Pursuant to the Senior Loan requirement.

Inter-Creditor Agreement:
The facility will also be subject to an Inter-Creditor agreement between Lender and Senior Lender containing customary cross default, subordination, payment blockage, and standstill provisions. Limitations on modifications to the senior credit facility to be negotiated.

Limitation on Indebtedness:
Borrower may not incur additional funded indebtedness. The loan documents will include negotiated carve outs for (1) capital leases, (2) purchase money security interests and (3) a maximum $6.5 million unsecured junior loan from the equity sponsor for the sale and liquidation of restaurant operations. Terms of loan to be on terms satisfactory to Lender.

MCG Capital Corporation

Dick Clark Productions, Inc.

Limitation on Capital Expenditures:	$400,000 per annum.

Material Contracts:
Borrower will not materially amend material existing license agreements and network contracts without prior written consent of Lender.Establishment of new network or distribution agreements and the scope of other sale or license of intellectual property rights to be discussed.

Property Divestitures:
No sale of assets (excluding restaurant assets) without written consent of the Lender. Proceeds from the sale of assets, after payment of closing expenses and taxes would be utilized to permanently reduce the principal balance of the senior bank facility.

Issuance of Equity:
Assuming no default under the loan documents Borrower may utilize proceeds from issuance of private equity securities for growth or acquisitions Prepayment from proceeds from issuance of public equity securities to be negotiated.

Redemption of Equity:	No redemption of equity securities without prior written consent of Lender.

Limitations on Distributions:	No distributions or dividends permitted.

Employment Agreements:	Borrower will enter into employment agreements with key operating executives, including non-competition provisions, in form reasonably satisfactory to Lender.

Key Man Life Insurance:	$3 million of Key Man Life insurance on Jules Haimovitz collaterally assigned to Lender.

Fees to Equity Sponsor:	$440,000 per year maximum on fees and subject to a separate agreement on priority of fees and maximum payout in any given year

Board Rights:	Lender shall have the right to appoint one member to the Board of Directors of the Borrower.

Governing Law:	Commonwealth of Virginia.

Closing:	Target closing on or before July 25, 2002.

MCG Capital Corporation

Dick Clark Productions, Inc.

Legal Fees:	For the account of the Borrower estimated at $50,000 payable at closing.

Documentation and Due Diligence Fees & Expenses:
Borrower will pay all reasonable costs and expenses incurred by MCG and its legal counsel (whether external or internal) in connection with due diligence, preparation, execution, delivery, filing and recording of this facility and any documents executed and delivered in connection herewith whether or not the transaction closes. In the event MCG decides not to invest in the Senior Secured Subordinated Term Loan, due diligence fees and legal expenses will be capped at $20,000.

Break-Up Fee:	In the event the Borrower elects to utilize another party for subordinated debt Borrower will pay Lender $150,000 on or before July 31, 2002

Non-Disclosure:	Loan documents will include customary non-disclosure provisions.

Other Provisions:
The facility will be governed by loan agreements incorporating among other things, additional customary covenants, events of default, representations and warranties and conditions precedent to the loan.

Conditions precedent to the loan include: (1) satisfactory due diligence by Lender in its sole discretion, (2) no material change in business prospects or financial condition, (3) execution and delivery by the company and related parties of such definitive loan, security, indemnification, subordination, inter-creditor and other documents as Lender shall determine to be necessary or desirable, (4) consummation of the acquisition under documentation reasonably acceptable to Lender, (5) satisfactory lien search and lien perfection.

MCG Capital Corporation